Exhibit 99.1

Internet Gold Reports Financial Results For the

Second Quarter of 2019

Ramat Gan, Israel - August 29, 2019 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD), a holding company whose principal asset is a 51.95% stake in B Communications Ltd. (“B Communications”) (NASDAQ and TASE: BCOM), that owns 26.34% of the outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communication group in Israel (“Bezeq”) (TASE: BEZQ), today reported its financial results for the second quarter of 2019.

In January 2019, the Company reported that because of its inability to generate funds by selling its ownership interest in B Communications, it intends to withhold payments to its debenture holders until further notice. As a result, the Company’s long-term debt was classified as “short-term” debt.

On June 24, 2019 the Company announced execution of a definitive agreement (the “SPA”) among the Company, B Communications, Searchlight II BZQ, L.P. (“Searchlight”) and T.N.R Investments Ltd. (together with Searchlight, the “Purchasers” and the “Searchlight Transaction”).

The Searchlight Transaction provides for the sale by the Company of its entire holdings in B Communications for the aggregate sum of NIS 225 million and an investment by the Company in B Communications of NIS 345 million (consisting of the amount to be paid for the B Communications shares by the Purchasers and an additional amount of NIS 120 million). In consideration, the Company will receive NIS 310 million par value of Series C debentures of B Communications as well as 8,383,234 ordinary shares of B Communications.

The SPA includes certain covenants by the parties applicable during the period between signing and closing, including, exclusivity, making required filings with the Ministry of Communications, obtaining court approval and the approval of the shareholders of B Communications, as well as certain restricted actions by the Company, B Communications and Bezeq.

In addition, the SPA includes certain conditions to closing, including the receipt of court approval, the issuance of a control permit to the Purchasers by the Ministry of Communications, antitrust approvals, absence of material adverse effect, designation of board members on behalf of the Purchasers on the boards of directors of B Communications and Bezeq, and the maintenance of minimum liquidity and maximum indebtedness of B Communications upon closing.

On July 16, 2019, approval of the Searchlight Transaction was obtained from the Israel Competition Authority.

The Court Process

One of the conditions to closing of the Searchlight Transaction is the receipt of court approval pursuant to Section 350 of the Israeli Companies Law, 5759-1999 (the “Arrangement”). On July 9, 2019, the Tel-Aviv Jaffa District Court (the “Court”) approved our petition and ordered the convening of meetings of the Company’s creditors and Shareholders for the purpose of approving the Arrangement.

On July 30, 2019, we announced that the creditors meeting unanimously approved the Searchlight Transaction with the required majority under Section 350 of the Israeli Companies Law (“Section 350”). In addition, on July 29, 2019, BCOM announced that the meetings of the debenture holders of B Communications approved the Searchlight Transaction.

On August 8, 2019 the Company’s shareholders’ meeting approved the Searchlight Transaction with the required majority under Section 350. In addition, on August 8, 2019, B Communications announced that its shareholders approved the Searchlight Transaction.

Following the approval of our creditors and shareholders, on August 8, 2019, we submitted to the Court a petition requesting approval of the Arrangement pursuant to Section 350.

On August 20, 2019, we announced that the Court approved our petition to approve the Arrangement.

There is no guarantee that all conditions to the closing of the Searchlight Transaction will be satisfied, including, among others, the issuance of a control permit to the Purchasers by the Israel Ministry of Communications. Accordingly, there is no guarantee that the Searchlight Transaction will be completed.

If the Searchlight Transaction is consummated, the Company will not be able to fully pay its debts, and it intends to initiate an additional creditors’ arrangement which will be submitted to the applicable Israeli court pursuant to Section 350. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that the creditors of the Company will receive, among other items, 100% of the outstanding shares of the Company.

Internet Gold’s Unconsolidated Financial Liabilities and Liquidity

As of June 30, 2019, Internet Gold’s unconsolidated liquidity balances comprised of cash and cash equivalents and short-term investments totaled NIS 132 million ($37 million), its unconsolidated financial liabilities totaled NIS 766 million ($215 million) and its unconsolidated net debt totaled NIS 634 million ($178 million).

(In millions)	June 30,	June 30,	June 30,	December 30,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS

Series C debentures	22	23	6	22
Series D debentures *	795	743	209	717
Total financial liabilities	817	766	215	739

Cash and cash equivalents	111	108	30	69
Short-term investments	132	24	7	67
Total liquidity	243	132	37	136

Net debt	574	634	178	603

* The outstanding balance of Series D debentures as of June 30, 2019 includes NIS 11 million ($3 million) arising from implementation of IFRS9. It should be noted that the increase in the outstanding Series D debentures balance will not increase the Company’s future debt repayments and will decrease the Company’s finance expenses over the term of the debentures.

Internet Gold’s Second Quarter Consolidated Financial Results

Internet Gold’s consolidated revenues for the second quarter of 2019 totaled NIS 2.2 billion ($623 million), a 4.7% decrease from the NIS 2.3 billion reported in the second quarter of 2018. For both the current and the prior periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold’s consolidated operating loss for the second quarter of 2019 totaled NIS 541 million ($152 million) compared to an operating loss of NIS 17 million in the second quarter of 2018. The operating loss during the second quarter was negatively impacted as a result to the impairment loss recorded by B Communications with respect to Bezeq’s cellular communications segment, resulting from the continued fierce competition in the Israeli cellular market.  The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

Internet Gold’s consolidated net loss for the second quarter of 2019 totaled NIS 1,902 million ($533 million) compared to a net loss of NIS 210 million in the second quarter of 2018. In addition to the negative impact of the impairment losses with respect to the cellular segment during the second quarter, the consolidated net loss was also impacted by the tax asset write off by Bezeq relating to DBS, which totaled NIS 1,166 million ($327 million).

Notes:

Convenience translation to U.S. Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.566 = US$ 1 as published by the Bank of Israel for June 30, 2019.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd, the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties including statements regarding completion of the Searchlight Transaction. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that regulatory approvals required for the Searchlight Transaction will not be obtained or that the Searchlight Transaction will not close for any reason, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Searchlight Transaction will be consummated.

For further information, please contact:

Doron Turgeman

doron@igld.com / Tel: +972-3-924-0000

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
Current Assets
Cash and cash equivalents	1,209	1,549	434	1,173
Investments	2,198	2,205	618	1,847
Trade receivables	1,821	1,744	489	1,773
Other receivables	314	291	83	272
Inventory	96	100	28	97
Total current assets	5,638	5,889	1,652	5,162

Non-Current Assets
Trade and other receivables	447	535	150	470
Property, plant and equipment	6,949	6,106	1,713	6,313
Intangible assets	5,353	3,257	913	4,227
Deferred expenses and investments	585	503	141	509
Broadcasting rights	467	59	16	60
Right of use assets	1,424	1,175	330	1,504
Deferred tax assets	1,035	12	3	1,205
Investment Property	130	-	-	64
Total non-current assets	16,390	11,647	3,266	14,352

Total assets	22,028	17,536	4,918	19,514

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
Current Liabilities
Bank loans and debentures	2,120	4,815	1,350	4,724
Leases liabilities	417	434	122	445
Trade and other payables	1,607	1,523	427	1,714
Current tax liabilities	8	27	8	8
Provisions	110	148	42	175
Employee benefits	369	443	124	581
Total current liabilities	4,631	7,390	2,073	7,647

Non-Current Liabilities
Bank loans and debentures	13,140	9,709	2,722	9,637
Leases liabilities	1,034	1,022	287	1,106
Employee benefits	267	487	137	445
Other liabilities	210	163	46	175
Provisions	40	39	11	38
Deferred tax liabilities	440	123	34	302
Total non-current liabilities	15,131	11,543	3,237	11,703

Total liabilities	19,762	18,933	5,310	19,350

Equity (equity deficit)
Attributable to shareholders of the Company	51	(960)	(269)	(453)
Non-controlling interests	2,215	(437)	(123)	617
Total equity	2,266	(1,397)	(392)	164

Total liabilities and equity	22,028	17,536	4,918	19,514

Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

As aforementioned, in January 2019, the Company reported that because of its inability to generate funds by selling its ownership interest in B Communications, it intends to withhold payments to its debenture holders until further notice.

As described above, on June 24, 2019, the Company entered into the Searchlight Transaction. If the Searchlight Transaction is consummated, the Company will not be able to fully pay its debts, and intends to initiate an additional creditors’ arrangement which will be submitted to the applicable Israeli court pursuant to Section 350 of the Israeli Companies Law. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that the creditors of the Company will receive, among else, 100% of the shares of the Company.

Our unconsolidated unaudited cash flow statement for the quarter ended June 30, 2019 reflects, as expected, a continuing negative cash flow from operating activities of NIS 3 million. In addition, the Company’s unconsolidated unaudited statements of financial position as of June 30, 2019, reflect that the Company had an equity deficit of NIS 960 million and negative working capital of approximately NIS 633 million as of such date. The negative working capital is a result of the classification of the Company’s long term debt as “short-term” debt.

On June 26, 2019, the Company announced that Midroog Ltd. ceased rating the Company’s Series C and Series D Debentures at the Company’s request.